Exhibit 99.4

Company	Wolseley PLC
TIDM	WOS
Headline	Holding(s) in Company
Released	11:31 20-Feb-06

RNS Number:6404Y
Wolseley PLC
20 February 2006

NOTIFICATION OF MAJOR INTERESTS IN SHARES AND CESSATION OF NOTIFIABLE INTEREST

1) Name of company: Wolseley plc

2) Name of shareholder having a major interest:
Barclays PLC

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non- beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18:
In respect of the above holder.

4) Name of the legal entities / registered holder(s) and, if more than one holder, the number of shares held by each of them, at 15 February 2006:

7,054,611	Barclays Global Investors Ltd
676,447	Barclays Global Investors Japan Trust & Banking
5,031,919	Barclays Global Investors, N.A.
104,715	Barclays Global Investors Australia Ltd
39,057	Barclays Global Investors Canada Ltd
1,920,175	Gerrard Limited
1,733,686	Barclays Global Fund Advisors
140,038	Barclays Global Investors Japan Ltd
930,348	Barclays Life Assurance Co Ltd
6,909	Barclays Bank Trust Company Ltd
8,250	Barclays Capital Inc
322,011	Barclays Capital Securities Ltd
1,004	Barclays Private Bank and Trust Ltd

5) Number of shares/amount of stock acquired:
not disclosed

6) Percentage of issued class:
not disclosed

7) Number of shares/amount of stock disposed:
not disclosed

8) Percentage of issued class:
not disclosed

9) Class of security:
Ordinary shares of 25p each

10) Date of transaction:
15 February 2006 and 16 February 2006

11) Date company informed:
20 February 2006

12) Total holding following this notification:
17,969,170 on 15 February 2006 and non-notifiable on 16 February 2006

13) Total percentage holding of issued class following this notification:
3.01% on 15 February 2006; less than 3% on 16 February 2006

14) Any additional information:

15) Name of contact and telephone number for queries:
Mark J White – 0118 929 8700

16) Name and signature of authorised company official responsible for making this notification:
Mark J. White, Group Company Secretary & Counsel

Date of notification:
20 February 2006

END